EXHIBIT 12.1
Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio data)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$17,849	$22,868	$23,723	$23,746	$24,638
Interest expense on portion of rent expense representative of interest	14,614	9,089	7,604	7,206	6,159

Total Fixed Charges	$32,463	$31,957	$31,327	$30,952	$30,797

Earnings (Loss):
Net loss before provision for income taxes and cumulative effect of change in accounting principle	$(239,439)	$(242,898)	$(185,324)	$(219,716)	$(117,152)
Fixed Charges per above	32,463	31,957	31,327	30,952	30,797

Total Earnings (Loss)	$(206,976)	$(210,941)	$(153,997)	$(188,764)	$(86,355)

Ratio of Earnings to Fixed Charges	—	—	—	—	—
Coverage deficiency (1)(2)(3)	$(239,439)	$(242,898)	$(185,324)	$(219,716)	$(117,152)

(1)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.

(2)	The Company’s Coverage deficiency for 2002 includes charges aggregating $46,396 arising from the Company’s impairment charge relating to its investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively.

(3)	The Company’s Coverage deficiency for 2001 includes charges aggregating $26,208 arising from the Company’s impairment charge relating to its investment in Transgene and debt conversion expenses of $22,314 and $3,894, respectively.